December 2, 2019

David Kuo
General Counsel and Corporate Secretary
Applied Optoelectronics, Inc.
13139 Jess Pirtle Blvd.
Sugar Land, TX 77478

       Re: Applied Optoelectronics, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed October 20, 2019
           File No. 333-234310

Dear Mr. Kuo:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-3

Description of Capital Stock
Choice of Forum, page 11

1. We note your response to comment one of our prior letter and reissue our comment in part. Please revise this section to clearly state, if true, that your exclusive forum provision applies to actions arising under the Securities Act. If the provision applies to the actions arising under the Securities Act, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
       Please revise your prospectus to include related risk factor disclosure. David Kuo
Applied Optoelectronics, Inc.
December 2, 2019
Page 2

       Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram,
Legal Branch Chief, at 202-551-3397 with any questions.



                                                         Sincerely,
FirstName LastNameDavid Kuo
                                                         Division of
Corporation Finance
Comapany NameApplied Optoelectronics, Inc.
                                                         Office of
Manufacturing
December 2, 2019 Page 2
cc:       Frank Wu
FirstName LastName